Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Forest Road – Beachbody – Myx Merger Announcement: Yahoo! Finance Interview Transcript

Yahoo! Finance – Interview with Kevin Mayer and Carl Daikeler

Former TikTok CEO backs fitness company Beachbody: It’s ‘Peloton for the masses’

February 10, 2021, 4:40 PM Eastern

CORPORATE PARTICIPANTS

Kevin Mayer - Forest Road Strategic Advisor

Carl Daikeler - Beachbody CEO

Brian Sozzi - Yahoo! Finance

Seana Smith - Yahoo! Finance

PRESENTATION

Seana Smith

Former TikTok CEO Kevin Mayer, his Forest Road stock making a big acquisition, setting its sights on Beachbody. It's a three-way merger that values a combined entity at $2.9 billion. We want to bring in Kevin Mayer, the former CEO of TikTok and former Disney executive. We're also joined by Carl Daikeler. He is the Cofounder, CEO and Chairman of Beachbody. And, of course, our very own Brian Sozzi joining the conversation.

Kevin and Carl, congratulations to you both on this deal. Kevin, I'm going to go to you first. Just why Beachbody? Why does it make sense? And what's the opportunity that you see in this space?

Kevin Mayer

Well, Beachbody really is the Peloton for everyone else, for the masses. They're adding a connected fitness bicycle to their already very successful business, which has been in--they've been in business profitably and growing for 22 years. And they have a great subscription video on-demand business for fitness which fits my background pretty well, having launched Disney+. They also have a great nutrition business that's growing, and takes advantage of social commerce.

And that's one thing I noticed at TikTok, is that one of the highest growth opportunities in that ecosystem is for influencers to sell products that they believe into their followers. And that's another thing that Beachbody does really well. And they're just a really well-positioned company with world-class executives, world-class product, and now three business platforms that are all very exciting. So when it came time for FRX to find a partner, we were inundated with more than 50 different companies that were interested in combining with us.

Given my background and my partner Tom Staggs' background and the Forest Road teams background at Disney and premium IP and digital subscriptions and the rest, we felt this was just a great company to be partnered with.

Brian Sozzi

You know, Kevin, given that background, we saw what you did. You built Disney+ really from the ground floor. So you understand markets and transitions. Why do you think Peloton doesn't have a lock on the connected fitness market?

Kevin Mayer

Well, it's a big market with a massive TAM and it's global, and no one has a lock on it. And one thing I noticed at Disney is that people will subscribe--there's no winner take-all dynamic in the video streaming service business, nor is there one in the fitness business. And there's no company I think that's better positioned already with a foundation of 2.6 million paying subscribers, which is bigger than Peloton. There's no company better positioned than Beachbody to take advantage of these tailwinds.

And by the way, there are several growth vectors that are happening that are buoying the prospects of Beachbody. There is the streaming business that I worked on at Disney. That is a very high-growth underlying marketplace that Beachbody is taking advantage of. There is the connected fitness. You know, they're very similar to Peloton in bringing on a connected bike and at a much cheap--much less expensive price point, a very high quality product. And also health and wellness, generally speaking. There are three big growth opportunities, and Beachbody's positioned across all three in a way that I think is quite unique.

Beachbody

Wednesday, February 10, 2021 - 4:40 p.m. EST

Brian Sozzi

Hey, Carl, who are you going to target? I mean, some of us are more Dad bod than beach bod. Who is the target audience for this?

Carl Daikeler

Well, that's a really--that's exactly the point, quite honestly is, as Kevin said, the price point of the Myx bike is around $1300, which is exceptionally accessible, but it's not just that. What they are creating is very similar to what the Beachbody ethos has been for two decades, and that is making in-fitness a gratifying and really enjoyable experience. A little bit less competitive than perhaps the leaderboard.

And again, this is not a zero-sum game. Peloton does a terrific job, but what our goal is is to get people results and reach the masses, probably 2 to 3 times the prospective audience that Peloton has because of our price point for our bike and our subscription service, and quite frankly, our approach to content, to Kevin's point, that is truly gratifying, interesting.

It's like watching a reality show. This is what we've done for two decades, to make that experience with the screen more than a workout that you dread, but instead an experience that you look forward to because it's going to be entertaining at the same time that you're getting results.

Brian Sozzi

Carl, you have a big goal. Last year, if I have it right, 30 million sales. You have a goal to reach, what, 700 million sales just on the bike side. Are you having problems getting bikes to market? You know, it's something that Peloton continues to highlight. They just can't get the supply to market, in many respects, to meet some of the goals they have.

Carl Daikeler

well, again, I can't speak to Peloton's situation except it's a problem of their own making, because the product is so popular. We are lucky that--in fact, one of the reasons that we decided to bring Myx Fitness into this merger with FRX and Beachbody was the fact that their supply chain was so strong. They've literally got four times the capacity than they currently satisfy, and they sold 27,000 bikes in their very first year in business.

So it's a really strong supply chain, but obviously we're going to go about this in a way that make sure that it puts the customer first. We don't want people waiting three months for a bike. We want people to get their bike in a couple weeks, three weeks on the outside. But that means that we are going to have to manage our marketing. At the same time, the good news is we've got 86 programs on Beachbody on-demand. We've got over 4000 workouts on the Openfit platform.

We have every modality of fitness that we stream into households and on every connected device of our 2.6 million subscribers. We streamed 180 million workouts last year alone. So our job is going to be to keep people engaged, give them all the options that they want, and then also include a great piece of equipment that's connected to great content.

Seana Smith

Kevin, switching gears just a little bit, I want to get your thought on the TikTok news that we got out this morning. TikTok's deal with Oracle on hold, the Biden administration looking into this. First, just your thoughts on this. Did you see it coming? And then two, what do you think the Biden administration should focus on as they look into this?

Beachbody

Wednesday, February 10, 2021 - 4:40 p.m. EST

Kevin Mayer

Yeah. Look, I read the same headlines that you read. I don't know how accurate it is. It clearly is not at the top of the agenda for the Biden administration, and probably shouldn't be. I'm not sure it should've been at the top of the agenda for the Trump administration. So I'm not sure what to make of the news.

I do know what I think is the right way to go, and I don't think forcing a sale of a company is the right thing to do. I think that was a mistake. I do think that forcing--or asking the social media companies--and it's not just TikTok, it's all of them--to be more transparent with moderation policies, more transparent with how their algorithm works. So algorithms are very powerful. That's what consumers see. And those algorithms control the streams that people engage with.

So transparency and accountability, and security for data. So I think that that's what the government should focus on, making sure that TikTok maybe leads the way in those three areas, frankly. And I wrote a blog in July when I was CEO of TikTok outlining that, and I still believe that's the right way to go.

Brian Sozzi

Kevin, real quick, because you do know media so well. You were there with the acquisition of 21st Century over at Disney. When you look at Fox and what they're going on, do you think they're for sale, Fox News? Would they be an attractive property to a Jeff Bezos or somebody?

Kevin Mayer

I'm not sure Jeff Bezos would buy Fox News. That's probably not his politics that he shares. Look, I think that they are a standalone company. I have a lot of respect for Fox. I led that transaction for Disney, like the other transactions I led. I have no idea what their plans are. I think they're a good, profitable business positioned pretty well in the market. You probably should ask the Fox guys what they think of that.

Seana Smith

Kevin Mayer, always great to speak with you. And Carl Daikeler, thank you so much for joining the show. Congratulations to you both again, and thanks for making the time to join us. And, of course, our thanks to Brian Sozzi.

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Beachbody

Wednesday, February 10, 2021 - 4:40 p.m. EST

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.